Exhibit 12

CON-WAY INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Year Ended December 31,

(Dollars in thousands)
	2011	2010	2009		2008	2007
Earnings:
Income (Loss) from continuing operations before income tax provision	$148,072	$16,557	$(90,269)		$134,917	$242,646
Add:
Loss from equity investment (1)	—	—	—		—	2,699
Interest expense, net of capitalized interest	55,589	59,015	64,440		62,936	42,805
Interest component of rental expense (2)	5,504	6,334	7,305		12,012	8,711

Earnings (Loss) as adjusted	$209,165	$81,906	$(18,524)		$209,865	$296,861

Fixed Charges:
Interest expense, net of capitalized interest	$55,589	$59,015	$64,440		$62,936	$42,805
Capitalized interest	—	—	146		645	514
Dividend requirement on Series B Preferred Stock (3)	—	—	3,189		7,134	7,651
Interest component of rental expense (2)	5,504	6,334	7,305		12,012	8,711

Fixed Charges	$61,093	$65,349	$75,080		$82,727	$59,681

Ratio of Earnings (Loss) to Fixed Charges	3.4 x	1.3 x	(0.2	) x	2.5 x	5.0 x

(1)	The year ended December 31, 2007 included a $2.7 million loss for the write-off of a receivable related to the sale of Menlo Worldwide’s membership interest in its equity investment.
(2)	Estimate of the interest portion of lease payments.
(3)	Dividends on shares of the Series B cumulative convertible preferred stock were used to pay debt service on notes issued by Con-way’s Retirement Savings Plan. The notes were repaid at maturity in January 2009.